25002953

Docusign Envelope ID: 091F5935-D859-47F0-BDDB-D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-[illegible]

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
APR 04 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KW Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

732 Smithtown Bypass, Suite 203
(No. and Street)

Smithtown	NY	11787
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sarah Russell	631-400-4720	srussell@cxgllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnatio Valley Rd., Ste 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

	PCAOB 3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Docusign Envelope ID: 091F5935-D859-47F0-BDDB-D27EE43B9B4B

OATH OR AFFIRMATION

I, Christopher Driscoll, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KW Securities Corporation, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARAH D. RUSSELL MY COMMISSION EXPIRES SEPTEMBER 2, 2028 NOTARY PUBLIC STATE OF ALABAMA

Signature: DocuSigned by: Christopher Driscoll 07F02A2AA858418...

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KW SECURITIES CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2024

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
KW Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KW Securities, Inc. as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the nine months then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of KW Securities, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of KW Securities, Inc.'s management. Our responsibility is to express an opinion on KW Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KW Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital and Schedule II – Computation For Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of KW Securities, Inc.'s financial statements. The supplemental information is the responsibility of KW Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the

financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as KW Securities, Inc.'s auditor since 2018.
Walnut Creek, California
February 27, 2025

TABLE OF CONTENTS

KW Securities Corporation
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	79,738
Prepaid expenses		200
	$	79,938

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	13,000
Total liabilities	$	13,000
Stockholder's equity:		
Common stock, $1 par value:		
Authorized: 500,000 shares;		
Issued and outstanding: 4,500 shares		4,500
Retained Earnings		62,438
Total stockholder's equity		66,938
Total liabilities and stockholder's equity	$	79,938

The accompanying notes are an integral part of these financial statements

KW Securities Corporation
Statement of Operations
Nine Months Ended December 31, 2024

Revenues:	
Miscellaneous revenue	$ 1,140
Total revenues	$ 1,140
Expenses:	
Professional fees	$ 9,790
Compliance fees	206,702
Regulatory fees	4,266
Licenses, fees and other	3,229
Total expenses	223,987
Income before provision for income taxes	(222,847)
Provision for income taxes	-
Net loss	$ (222,847)

The accompanying notes are an integral part of these financial statements

KW Securities Corporation
Statement of Changes in Stockholder's Equity
Nine Months Ended December 31, 2024

	Capital Stock Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balances, March 31, 2024	4,500	$ 4,500	$ 37,236	$ 41,736
Contributions, net	-	-	248,049	248,049
Net loss	-	-	(222,847)	(222,847)
Balances, December 31, 2024	4,500	$ 4,500	$ 62,438	$ 66,938

The accompanying notes are an integral part of these financial statements

KW Securities Corporation
Statement of Cash Flows
Nine Months Ended December 31, 2024

Cash flows from operating activities:	
Net loss	$ (222,847)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	(200)
Decrease in accounts payable	(20,334)
Decrease in deferred tax asset	2,706
	(17,828)
Net cash used by operating activities	(240,675)
Cash flows from financing activities:	
Owner contributions, net	248,049
Net cash provided by (used in) financing activities	-
Net increase in cash	7,374
Cash, March 31, 2024	72,364
Cash, December 31, 2024	$ 79,738

The accompanying notes are an integral part of these financial statements

1. Summary of Business and Significant Accounting Policies

Business

KW Securities Corporation (the "Company") is a California corporation formed in 1980. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company received FINRA approval to change its fiscal year from September 30 to December 31 fiscal year end for 2024 and going forward.

Method of Accounting

The Company has prepared these financial statements in conformity with accounting principles generally accepted in the United States and uses the cash method of accounting for income tax purposes.

Cash

The Company maintains its cash in bank deposit accounts which did not exceed the federally insured limit of $250,000 at December 31, 2024. The Company has not experienced any losses in such accounts.

Revenue Recognition

The Company earns commissions by referring client transactions in listed equities. Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Securities transactions and related commission income are recorded on a trade-date basis. The Company recognizes payment for order flow from executing broker-dealers. The Company is compensated on a per share basis by the executing broker-dealers and is recorded on the trade date.

The Company recognizes interest income on customer balances introduced by the clearing broker-dealer by the Company. The clearing broker-dealer pays interest income to the Company and the interest income is recognized as earned.

During the year, the Company received a one time sign-up bonus at the bank in the amount of $1,140.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition and Segmentation

KW Securities, has expanded its revenue streams to enhance financial performance in future years and diversify income sources. The company recognizes revenue in accordance with ASC 606- Revenue from Contracts with Customers, and classifies its earnings in the following segments:

1. Commission Trading Revenue – Revenue generated from executing trades on behalf of clients, including equity and other security transactions. Recognized on a trade-date basis when the performance obligation is satisfied.

2. Payment for Order Flow (PFOF) – Income received from market makers in exchange for routing customer orders for execution. Recognized when the order execution occurs and payment is received.

3. Overnight Interest from Cash Balances – Earnings derived from interest accrued on uninvested customer cash balances. Recognized on an accrual basis based on applicable interest rates.

This breakdown provides greater granularity in revenue disclosure, allowing stakeholders to assess the firm's financial position with increased transparency. The company's strategy to expand into commission trading, PFOF and overnight interest earnings aligns with its long-term growth objectives and strengthens its revenue diversification.

The Chief Decision Maker which is the Chief Executive Officer (CEO) at KW Securities plays a pivotal role in overseeing revenue segmentation and strategic financial decisions. This individual ensures that revenue streams are effectively managed, aligned with compliance standards, and optimized for sustainable growth. By analyzing market trends, financial performance, and regulatory considerations, the CEO guides the firm's revenue strategy to enhance profitability and maintain a well-balanced, diversified income structure.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a wholly-owned subsidiary of Devexperts, Inc. and is included in the consolidated income tax returns filed by its parent company. The consolidated income tax liability is recorded by the parent company. See Note 5-Related Party Transactions for additional information.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Subsequent Event

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the Report of Independent Registered Public Accounting Firm. The Company has determined that there were no events which took place that would have a material impact on its financial statements.

2. Indemnifications

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant to such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $66,738 which was $61,738 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .39 to 1.

4. Related Party Transactions

The Company is a wholly-owned subsidiary of Devexperts, Inc. (the "Parent") and does not currently have an expense-sharing agreement with the Parent. The Parent has absorbed the tax liability for the Company in its consolidated tax return.

5. Commitments and Contingencies

The Company is unaware of any material commitments or contingencies that would materially affect the Company financials at December 31, 2024 and through the date of this report.

6. Management Plan

There is substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued. The Company had a net loss of ($222,847). The Company will rely on Devexperts, Inc. as its ultimate source of funding in the event the need arises. Devexperts, Inc. is capitalized through previous fundraises and stands ready to raise additional funds if necessary. Additionally, the Company will earn revenue through payment for order flow rebates from its clearing firm, as well as potential subscription fees charged to customers.

SUPPLEMENTARY INFORMATION

KW Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities Exchange Act of 1934
As of and for the Nine Months Ended December 31, 2024

SCHEDULE I

Computation of Net Capital				
Stockholder's Equity			$	66,938
Non-allowable:				
Prepaid Expenses				(200)
Net Allowable Capital			$	66,738
Computation of Net Capital Requirement				
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	200		
Minimum Dollar Net Capital Requirment of Reporting Broker-Dealer		5,000		
Net Capital Requirement				5,000
Excess Net Capital			$	61,738
Computation of Aggregate Indebtedness				
Total Aggregate Indebtedness			$	13,000
Percentage of Aggregate Indebtedness to Net Capital				19.48%
Net Capital Computed on FOCUS IIA as of December 31, 2024			$	66,738
Adjustments:				-
Net Capital per financial statements			$	66,738

KW Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2024

SCHEDULE II

Computation For Determination of Reserve Requirements and Information
Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Not Applicable – See Exemption Report

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of KW Securities Corporation

We have reviewed management's statements, included in the accompanying KW Securities Corporation's Exemption Report pursuant to SEC Rule 17a-5, in which (1) KW Securities Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company did not have any customers and did not maintain a clearing arrangement with another broker dealer throughout the most recent fiscal year without exception.

KW Securities Corporation's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KW Securities Corporation's compliance with Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2025

KW Securities Corporation's Exemption Report

KW Securities Corporation (the "Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and
>
> The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company did not have any customers and did not maintain a clearing arrangement with another broker dealer throughout the most recent fiscal year without exception.

KW Securities Corporation

I, Christopher Driscoll, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

DocuSigned by:
Christopher Driscoll
07F02A8AA65041D...

Christopher Driscoll
CEO

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder
KW Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of KW Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2025